27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

September 18, 2015

Melissa Raminpour
Branch Chief
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C., 20549-3561

Re:	Diversified Restaurant Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 28, 2014
Letter dated August 31, 2015
File No. 001-35881
Dear Ms. Raminpour:
On behalf of Diversified Restaurant Holdings, Inc. (the "Company"), I write to respond to the comments contained in your letter to the Company dated August 31, 2015, related to the above-referenced Form 10-K (the “10-K”). For your ease of reference, your comments are reproduced below, accompanied by the Company's responses.
Form 10-K for the Fiscal Year Ended December 28, 2014
Commission Comment:

1.
We have reviewed your response to comment number 1. For each of the three accounting matters described in your response, please provide us with further details of: (1) the description of the control(s) that failed, (2) a more detailed description of the nature of the three matters including accounting guidance considered, (3) how you identified the errors (4) the amount of adjustments, if any, that was recorded to the financial statements and whether you considered them to be material, and (5) why the matters rose to the level of a material weakness.

Company Response:
We acknowledge the Staff’s comment and respectfully respond to each of the numbered items as follows:

1.	The description of the control(s) that failed:

We identified three issues during our internal control review process relative to complex accounting matters that combined to constitute a material weakness in internal control. The controls that failed were as follows: (a) Evaluation of Long-Lived Assets for Impairment - A long-lived asset impairment analysis is prepared and reviewed; (b) Modifications Made Under Borrowing Arrangements - An analysis is prepared and reviewed as to the appropriate accounting treatment for debt modifications;

27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

and (c) Realization of Deferred Tax Assets - An analysis is prepared and reviewed as to the realizability of deferred tax assets.

2.	A more detailed description of the nature of the three matters including accounting guidance considered

a.	Evaluation of Long Lived Assets for Impairment

In accordance with ASC 360-10-35, we performed an undiscounted cash flow test for certain restaurant locations that met our criteria for potential impairment. The test compared future projected undiscounted cash flows over the life of the primary asset for the individual restaurants to the carrying value of property and equipment at each of the restaurants. The analysis was inadvertently provided to the external auditor prior to review by the Chief Financial Officer, due in part to the fact that the analysis was prepared late in our closing process. The impairment analysis was based on an outdated forecast that was not updated to reflect recent positive performance trends in late 2014 and early 2015. The original impairment analysis reached an inaccurate conclusion when using the outdated forecast. Once this issue was discovered, the impairment analysis was updated and the final analysis correctly supported the accounting treatment of no impairment.

b.	Debt Modification

The Company amended and restated its senior debt facility in December 2014. In accordance with ASC 470-50-40, an analysis was prepared to determine the appropriate accounting treatment for the amended and restated debt facility. Our evaluation of this debt modification did not originally reach the correct accounting conclusion. Upon identification of the issue, the analysis was updated to support our initial assumption that our new debt facility was not substantially different from our prior debt facility.

c.	Realization of Deferred Tax Assets

We did not originally prepare a formal analysis to support our conclusion that our deferred tax assets were fully realizable as of December 28, 2014. After a request from the auditor, and with the support of our external tax counsel, we prepared a formal analysis and such analysis was reviewed prior to the issuance of the financial statements. The analysis supported our initial conclusion. We considered ASC 740-10-30 in connection with our deferred tax analysis.

3.	How you identified the errors

The issues were raised by the auditor during the course of their external audit of our 2014 financial statements and internal control over financial reporting.

27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

4.	The amount of adjustments, if any, that was recorded to the financial statements and whether you considered them to be material

None of the matters identified required any adjustment to the financial statements. With regard to our long-lived asset impairment and debt modification analyses, while we corrected certain supporting information within the analyses and the conclusion of the analyses, our financial statements included the correct balances and therefore did not require any adjustments. With regard to the deferred tax analysis, we were required to provide additional support for our conclusion in our work papers, but the analysis itself did not require adjustment to the financial statements.

5.	Why the matters rose to the level of a material weakness

Because these matters related to control failures related to complex accounting, it was determined that they combined to constitute a material weakness in internal control over financial reporting.
Commission Comment:

2.
In SEC Release 33-8238, the Commission recognizes that there is substantial overlap between internal control over financial reporting (ICFR) and disclosure controls and procedures (DCP). For example, DCP often includes those components of ICFR that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP. Please explain in greater detail how you determined that the material weaknesses in your internal control over financial reporting (ICFR) was not one of the components of ICFR that is also included in disclosure controls and procedures

3.
Company Response:
Management, in reviewing our disclosure control procedures, in connection with our 10-K filing concluded that while there was room for improvement in the preparation of our support papers for audit purposes and the timing of our senior level review of financial statements, the Company’s disclosure controls were reasonably designed to, and in fact did, ensure that information required to be disclosed in the reports filed with the Commission would be, and was, recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

However, in lieu of the Staff’s comments and our telephone conference with the Staff on September 14, 2015, we have further reflected upon the overlap of disclosure controls and internal controls as described in the Staff’s guidance contained in SEC Release 33-8238 and the Speech by SEC Staff at the Thirty-Second AICPA National on Current SEC and PCAOB Developments. We understand the Staff’s position to be that virtually all material weaknesses in internal control that involve accounting matters also constitute material weaknesses in disclosure controls.

27680 Franklin Rd. Southfield, MI 48034 P: 248.223.9160

In light of the foregoing, we propose to include in our next 10-Q filing a discussion of the improvements to our internal control procedures that we have made during the past quarter and a discussion as to how they also constitute improvements to our disclosure control procedures. Specifically, management has taken steps to improve our internal control over financial reporting and disclosure control procedures by engaging a public accounting firm to assist with the review of technically complex work papers and consulting support in relation to complex accounting matters. Additionally, we have accelerated our calendar for internal review of complex matters on the financial statements. Finally, in future evaluations of the Company’s disclosure controls, management will apply the principle that virtually all material weaknesses in internal control that involve accounting matters also constitute material weaknesses in disclosure controls.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Diversified Restaurant Holdings, Inc.

/s/ David G. Burke

David G. Burke
Principal Financial and Accounting Officer
Enclosure
cc:    Michael T. Raymond, Esq.